UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________

Form 6-K

________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

February 22, 2016

________________________________

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

________________________________

N/A

(Translation of Registrant’s Name into English)

________________________________

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)
	6440 Oak Canyon
	Suite 200
	Irvine, CA 92618
	+866-790-1447

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

________________________________

Lombard Medical, Inc.

6440 Oak Canyon

Suite 200

Irvine, CA 92618

(Name, Address of Agent for Service)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                                                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 22, 2016, Lombard Medical, Inc. publicly published unaudited quarterly financial information for the fourth quarter and year ended December 31, 2015, contained in Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

	By:	/s/ William J. Kullback

William J. Kullback
Chief Financial Officer

Date: February 22, 2016